UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended 31 December 2016

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-208478 AND 333-208478-01) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. and subsidiaries

Form 6-K for the period ended 31 December 2016(a)

(a)	In this Form 6-K, references to the full year 2016 and full year 2015 refer to the full year periods ended 31 December 2016 and 31 December 2015 respectively. References to fourth quarter 2016 and fourth quarter 2015 refer to the three-month periods ended 31 December 2016 and 31 December 2015 respectively.
(b)	This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in BP’s Annual Report on Form 20-F for the year ended 31 December 2015.

Group results fourth quarter and full year 2016

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
(3,307)	497	Profit (loss) for the period(a)	115	(6,482)
1,546	(601)	Inventory holding (gains) losses*, before tax	(1,597)	1,889
(472)	176	Taxation charge (credit) on inventory holding gains and losses	483	(569)

(2,233)	72	Replacement cost profit (loss)*	(999)	(5,162)
2,703	481	Net (favourable) unfavourable impact of non-operating items* and fair value accounting effects*, before tax	6,746	15,067
(274)	(153)	Taxation charge (credit) on non-operating items and fair value accounting effects	(3,162)	(4,000)

196	400	Underlying replacement cost profit*	2,585	5,905

(18.01)	2.62	Profit (loss) per ordinary share (cents)	0.61	(35.39)
(1.08)	0.16	Profit (loss) per ADS (dollars)	0.04	(2.12)
(12.16)	0.38	Replacement cost profit (loss) per ordinary share (cents)*	(5.33)	(28.18)
(0.73)	0.02	Replacement cost profit (loss) per ADS (dollars)	(0.32)	(1.69)
1.06	2.11	Underlying replacement cost profit per ordinary share (cents)*	13.79	32.22
0.06	0.13	Underlying replacement cost profit per ADS (dollars)	0.83	1.93

•

BP’s profit for the fourth quarter was $497 million, compared with a loss of $3,307 million for the same period in 2015. BP’s fourth-quarter replacement cost (RC) profit was $72 million, compared with a loss of $2,233 million for the same period in 2015. After adjusting for a net charge for non-operating items of $180 million and net unfavourable fair value accounting effects of $148 million (both on a post-tax basis), underlying RC profit for the fourth quarter was $400 million, compared with $196 million for the same period in 2015. RC profit or loss for the group and underlying RC profit or loss are non-GAAP measures and further information is provided on page 5.

•

For the full year of 2016 the profit was $115 million, compared with a loss of $6,482 million for the full year of 2015. The RC loss for the full year of 2016 was $999 million, compared with a loss of $5,162 million for the full year of 2015. Both periods were impacted by charges associated with the Deepwater Horizon accident and oil spill following the settlement of federal, state and local government claims in 2015 and additional provisions this year, when a reliable estimate for the remaining material liabilities was determined. After adjusting for a net charge for non-operating items of $2,828 million and net unfavourable fair value accounting effects of $756 million (both on a post-tax basis), underlying RC profit for the full year was $2,585 million, compared with $5,905 million for the same period in 2015, predominantly due to lower results in the Upstream and Downstream segments.

•

Non-operating items for the quarter and full year reflect additional provisions recorded in relation to the Gulf of Mexico oil spill. Non-operating items also include a restructuring charge of $195 million for the quarter and $763 million for the full year. Cumulative restructuring charges from the beginning of the fourth quarter 2014 totalled $2.3 billion by the end of the fourth quarter 2016.

•

All amounts, including finance costs, relating to the Gulf of Mexico oil spill have been treated as non-operating items, with a pre-tax charge of $799 million for the fourth quarter and $7,134 million for the full year. For further information on the Gulf of Mexico oil spill and its consequences see page 11 and Note 2 on page 18.

•

Net cash provided by operating activities for the fourth quarter and full year was $2.4 billion and $10.7 billion respectively, compared with $5.8 billion and $19.1 billion for the same periods in 2015.

•

Gross debt at 31 December 2016 was $58.3 billion compared with $53.2 billion a year ago. The ratio of gross debt to gross debt plus equity at 31 December 2016 was 37.6%, compared with 35.1% a year ago. Net debt* at 31 December 2016 was $35.5 billion, compared with $27.2 billion a year ago. The net debt ratio* at 31 December 2016 was 26.8%, compared with 21.6% a year ago. We continue to target a net debt ratio in the range of 20-30%. Net debt and the net debt ratio are non-GAAP measures. See page 23 for more information.

•

BP today announced a quarterly dividend of 10.00 cents per ordinary share ($0.600 per ADS), which is expected to be paid on 31 March 2017. The corresponding amount in sterling will be announced on 20 March 2017. See page 22 for further information.

*	For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 30.
(a)	Profit attributable to BP shareholders.

The commentaries above and following should be read in conjunction with the cautionary statement on page 33.

Group headlines (continued)

•

Additions to non-current assets for the fourth quarter and full year was $7.5 billion and $21.2 billion respectively, compared with $6.4 billion and $20.1 billion for the same periods in 2015. Capital expenditure on an accruals basis* for the fourth quarter, excluding amounts relating to the renewal of a 10% interest in the Abu Dhabi onshore oil concession was $5.1 billion, compared with $6.1 billion for the same period in 2015. Of the $5.1 billion, $4.5 billion was organic capital expenditure*, compared with $5.5 billion in 2015. The renewal of a 10% interest in the Abu Dhabi onshore oil concession, for which new ordinary shares in BP were issued, is treated as organic capital expenditure. Capital expenditure on an accruals basis for the fourth quarter was $7.6 billion, compared with $6.1 billion for the same period in 2015.

•

For the full year, excluding amounts relating to the renewal of an interest in the Abu Dhabi onshore oil concession, capital expenditure on an accruals basis was $17.0 billion, of which organic capital expenditure was $16.0 billion, compared with $19.5 billion for the same period in 2015, of which organic capital expenditure was $18.7 billion. Capital expenditure on an accruals basis for the full year was $19.4 billion, compared with $19.5 billion for the same period in 2015. See page 25 for further information. In 2017, we expect organic capital expenditure to be in the range of $16-17 billion.

•

Disposal proceeds, as per the cash flow statement, were $0.5 billion for the fourth quarter, compared with $0.2 billion for the same period in 2015. For the full year, disposal proceeds were $2.6 billion, as per the cash flow statement, along with $0.6 billion received in relation to the sale of 20% from our shareholding in Castrol India Limited, giving total proceeds of $3.2 billion for the year, compared with $2.8 billion in 2015. In 2017, divestments are expected to be in the range of $4.5-5.5 billion.

•

The effective tax rate (ETR) on the profit or loss for the fourth quarter and full year was 12% and 107% respectively, compared with 19% and 33% for the same periods in 2015. The ETR on RC profit or loss* for the fourth quarter and full year is significantly impacted by the effect of non-operating items, fair value accounting effects and the reduction in the rate of the UK North Sea supplementary charge in the third quarter (and the first quarter 2015), and therefore is not a meaningful measure.

•

The adjusted ETR*, which eliminates the effect of these items, for the fourth quarter and full year was 10% and 23% respectively, compared with -20% and 31% for the same periods in 2015. The adjusted ETR for the fourth quarter 2016 was impacted by a high proportion of equity-accounted income (which is reported net of tax in the income statement) within RC profit, and reflects a benefit from the reassessment of the recognition of deferred tax assets and other items, partly offset by charges for foreign exchange impacts. The adjusted ETR for the fourth quarter 2015 reflected tax credits associated with losses in the Upstream segment offsetting tax charges arising elsewhere. The adjusted ETR for the full year is lower than last year predominantly due to changes in the geographical mix of profits and the absence of foreign exchange impacts. In the current environment, and reflecting the recent transaction to renew our interest in the Abu Dhabi onshore oil concession, the adjusted ETR in 2017 is expected to be in the region of 40%.

•	The reserves replacement ratio* on a combined basis of subsidiaries and equity-accounted entities including the impact of the Abu Dhabi renewal was estimated at 109%(a) for the year.

•

Reported production for the fourth quarter, including BP’s share of Rosneft’s production, was 3,338 thousand barrels of oil equivalent per day (mboe/d), compared with 3,342mboe/d for the same period in 2015 (see Upstream on page 7 and Rosneft on page 10). For the full year, the reported production was 3,268mboe/d, compared with 3,239mboe/d in 2015. Comparative periods have been restated, see page 7 for further information.

•	The charge for depreciation, depletion and amortization was $14.5 billion in 2016, compared with $15.2 billion in 2015. In 2017, we expect the charge to be higher than 2016.

(a)	Includes estimated reserves data for Rosneft. The reserves replacement ratio will be finalized and reported in BP Annual Report and Form 20-F 2016.

Analysis of RC profit (loss) before interest and tax

and reconciliation to profit (loss) for the period

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
		RC profit (loss) before interest and tax*
(2,280)	692	Upstream	574	(937)
838	899	Downstream	5,162	7,111
235	158	Rosneft	590	1,310
(955)	(1,117)	Other businesses and corporate(a)	(8,157)	(13,477)
65	(132)	Consolidation adjustment - UPII*	(196)	(36)

(2,097)	500	RC profit (loss) before interest and tax	(2,027)	(6,029)
(457)	(484)	Finance costs and net finance expense relating to pensions and other post-retirement benefits	(1,865)	(1,653)
304	102	Taxation on a RC basis	2,950	2,602
17	(46)	Non-controlling interests	(57)	(82)

(2,233)	72	RC profit (loss) attributable to BP shareholders	(999)	(5,162)

(1,546)	601	Inventory holding gains (losses)	1,597	(1,889)
472	(176)	Taxation (charge) credit on inventory holding gains and losses	(483)	569

(3,307)	497	Profit (loss) for the period attributable to BP shareholders	115	(6,482)

(a)	Includes costs related to the Gulf of Mexico oil spill. See page 11 and also Note 2 on page 18 for further information on the accounting for the Gulf of Mexico oil spill.

Analysis of underlying RC profit before interest and tax

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
		Underlying RC profit before interest and tax*
(728)	400	Upstream	(542)	1,193
1,218	877	Downstream	5,634	7,545
235	135	Rosneft	567	1,310
(299)	(424)	Other businesses and corporate	(1,238)	(1,221)
65	(132)	Consolidation adjustment - UPII	(196)	(36)

491	856	Underlying RC profit before interest and tax	4,225	8,791
(342)	(359)	Finance costs and net finance expense relating to pensions and other post-retirement benefits	(1,371)	(1,406)
30	(51)	Taxation on an underlying RC basis	(212)	(1,398)
17	(46)	Non-controlling interests	(57)	(82)

196	400	Underlying RC profit attributable to BP shareholders	2,585	5,905

Reconciliations of underlying RC profit or loss to the nearest equivalent IFRS measure are provided on page 3 for the group and on pages 6-11 for the segments.

Upstream

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
(2,298)	711	Profit (loss) before interest and tax	634	(967)
18	(19)	Inventory holding (gains) losses*	(60)	30

(2,280)	692	RC profit (loss) before interest and tax	574	(937)
1,552	(292)	Net (favourable) unfavourable impact of non-operating items* and fair value accounting effects*	(1,116)	2,130

(728)	400	Underlying RC profit (loss) before interest and tax*(a)	(542)	1,193

(a)	See page 7 for a reconciliation to segment RC profit before interest and tax by region.

Financial results

The replacement cost profit before interest and tax for the fourth quarter and full year was $692 million and $574 million respectively, compared with a loss of $2,280 million and $937 million for the same periods in 2015. The fourth quarter and full year included a net non-operating gain of $636 million and $1,753 million respectively, compared with a net non-operating charge of $1,639 million and $2,235 million for the same periods in 2015. Fair value accounting effects in the fourth quarter and full year had an unfavourable impact of $344 million and $637 million respectively, compared with a favourable impact of $87 million and $105 million in the same periods of 2015.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost result before interest and tax for the fourth quarter and full year was a profit of $400 million and a loss of $542 million respectively, compared with a loss of $728 million and a profit of $1,193 million for the same periods in 2015. The result for the fourth quarter mainly reflected lower costs including the benefits of simplification and efficiency activities and lower exploration write-offs, and higher liquids realizations. The result for the full year reflected lower liquids and gas realizations, lower gas marketing and trading results, and adverse foreign exchange impacts partly offset by lower costs including the benefits of simplification and efficiency activities, lower exploration write-offs, lower depreciation, depletion and amortization expense and lower rig cancellation charges.

Production

Production for the quarter was 2,186mboe/d, 5.5% lower than the fourth quarter of 2015. Underlying production* for the quarter increased by 1.8%, largely reflecting major project ramp-ups. For the full year, production was 2,208mboe/d, 0.5% lower than in 2015. Underlying production for the full year was broadly flat versus the same period in 2015.

Key events

On 8 November, BP and Oman Oil Company Exploration & Production signed an agreement with the government of the Sultanate of Oman amending the Oman Block 61 exploration and production-sharing agreement to extend the licence area adding more than 1,000 square kilometres to the south and west of the original 2,700 square kilometres of Block 61.

On 9 November, BP (50%), in partnership with Hess (25%) and Noble Energy (25%), was awarded three parcels in the Eastern Newfoundland region, Canada. BP (60%) was also awarded a fourth parcel in the same region in partnership with Noble Energy (40%).

On 25 November, BP announced an agreement to buy a 10% interest from ENI (operator, 60%) in the Shorouk concession offshore Egypt, which contains the Zohr gas field.

On 1 December, BP announced the sanction of the Mad Dog Phase 2 project in the Gulf of Mexico (BP operator, 60.5%, BHP 23.9%, and Chevron 15.6%).

On 4 December, the In Amenas compression project in Algeria achieved start-up with the introduction of gas into the new inlet compression facilities.

On 5 December, BP (33.3%), in partnership with Statoil (33.4%) and Total (33.3%), was awarded two blocks in the Saline Basin in Mexico’s first round of deepwater exploration tenders.

On 8 December, BP achieved start-up of the Thunder Horse South Expansion project in the Gulf of Mexico.

On 17 December, BP renewed its onshore concession in the United Arab Emirates by signing an agreement with the Supreme Petroleum Council of the Emirate of Abu Dhabi and the Abu Dhabi National Oil Company that grants BP a 10% interest in the ADCO onshore oil concession, which is valid until the end of 2054. In addition, BP becomes a 10% shareholder in the Abu Dhabi Company for Onshore Petroleum Operations Limited which operates the concession.

On 19 December, BP announced the signing of agreements with Kosmos Energy to acquire a 62% working interest, including operatorship, of Kosmos’ exploration blocks in Mauritania and a 32.49% effective working interest in Kosmos’ Senegal exploration blocks. On 29 December, the Mauritanian oil ministry approved BP as development operator in Mauritania, and Kosmos as technical exploration operator.

On 23 December, BP-operated Azerbaijan International Operating Company (AIOC) and the State Oil Company of the Republic of Azerbaijan signed a letter of intent for the development until 2050 of the Azeri-Chirag-Gunashli field in the Azerbaijan sector of the Caspian Sea.

On 24 January, BP announced it has agreed to sell to EnQuest part of its interests in the Magnus oil field (25% of BP’s 100% stake) and some associated infrastructure in the UK North Sea.

Outlook

We expect full-year 2017 underlying production to be higher than 2016. The actual reported outcome will depend on the exact timing of project start-ups, acquisition and divestment activities, OPEC quotas and entitlement impacts in our production-sharing agreements*. We expect first-quarter 2017 reported production to be higher than the fourth quarter 2016 reflecting the impact of the Abu Dhabi concession renewal.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 33.

Upstream

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
		Underlying RC profit (loss) before interest and tax
(852)	(147)	US	(1,270)	(1,615)
124	547	Non-US	728	2,808

(728)	400		(542)	1,193

		Non-operating items(a)
(260)	21	US(b)	127	(602)
(1,379)	615	Non-US(c)	1,626	(1,633)

(1,639)	636		1,753	(2,235)

		Fair value accounting effects
(34)	(274)	US	(379)	(66)
121	(70)	Non-US	(258)	171

87	(344)		(637)	105

		RC profit (loss) before interest and tax
(1,146)	(400)	US	(1,522)	(2,283)
(1,134)	1,092	Non-US	2,096	1,346

(2,280)	692		574	(937)

		Exploration expense
627	511	US(b)	693	960
296	(197)	Non-US(c)	1,028	1,393

923	314		1,721	2,353

697	166	Of which: Exploration expenditure written off(b)(c)	1,274	1,829

		Production (net of royalties)(d)
		Liquids*(e)(mb/d)
401	406	US	391	379
131	122	Europe	120	121
740	650	Rest of World(e)	698	694

1,271	1,178		1,208	1,194

176	210	Of which equity-accounted entities	184	172

		Natural gas (mmcf/d)
1,547	1,675	US	1,656	1,528
287	268	Europe	264	266
4,214	3,903	Rest of World	3,876	4,157

6,048	5,846		5,796	5,951

452	517	Of which equity-accounted entities	494	456

		Total hydrocarbons*(e)(mboe/d)
668	694	US	676	643
180	168	Europe	165	167
1,466	1,323	Rest of World(e)	1,366	1,410

2,314	2,186		2,208	2,220

254	300	Of which equity-accounted entities	269	251

		Average realizations*(f)
38.91	43.89	Total liquids(e)(g)($/bbl)	38.27	47.32
3.47	3.08	Natural gas ($/mcf)	2.84	3.80
30.34	31.40	Total hydrocarbons(e)($/boe)	28.24	35.46

(a)	See Notes 1 and 3 for more information on impairment of fixed assets in the fourth quarter and full year 2016.
(b)	Fourth quarter and full year 2016 include the write-off of $147 million in relation to the value ascribed to licences in the deepwater Gulf of Mexico as part of the accounting for the acquisition of upstream assets from Devon Energy in 2011. The $147-million write-off has been classified within the ‘other’ category of non-operating items.

Fourth quarter and full year 2015 include the write-off of costs relating to the Gila discovery in the deepwater Gulf of Mexico.

(c)	Fourth quarter and full year 2016 include a $319-million reversal relating to Block KG D6 in India. This is classified in the ‘other’ category of non-operating items. In addition, an impairment reversal of $234 million was also recorded in relation to this block. Full year includes a charge of $601 million relating to the BM-C-34 licence in Brazil, of which $334 million relates to the value ascribed to the licence as part of the accounting for the acquisition of upstream assets from Devon Energy in 2011. The $334-million write-off has been classified within the ‘other’ category of non-operating items. Full year 2015 includes a $432-million write-off in Libya.
(d)	Includes BP’s share of production of equity-accounted entities in the Upstream segment.
(e)	Production volume recognition methodology for our Technical Service Contract arrangement in Iraq has been simplified to exclude the impact of oil price movements on lifting imbalances. The comparative data for prior periods has been restated.

There is no impact on the financial results.

(f)	Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.
(g)	Includes condensate, natural gas liquids and bitumen.

Because of rounding, some totals may not agree exactly with the sum of their component parts.

Downstream

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
(644)	1,457	Profit (loss) before interest and tax	6,646	5,248
1,482	(558)	Inventory holding (gains) losses*	(1,484)	1,863

838	899	RC profit before interest and tax	5,162	7,111
380	(22)	Net (favourable) unfavourable impact of non-operating items* and fair value accounting effects*	472	434

1,218	877	Underlying RC profit before interest and tax*(a)	5,634	7,545

(a)	See page 9 for a reconciliation to segment RC profit before interest and tax by region and by business.

Financial results

The replacement cost profit before interest and tax for the fourth quarter and full year was $899 million and $5,162 million respectively, compared with $838 million and $7,111 million for the same periods in 2015.

The 2016 results include a net non-operating charge of $77 million for the fourth quarter and $24 million for the full year, compared with a net non-operating charge of $548 million and $590 million for the same periods in 2015. Fair value accounting effects had a favourable impact of $99 million in the fourth quarter and an unfavourable impact of $448 million in the full year, compared with a favourable impact of $168 million and $156 million in the same periods of 2015.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the fourth quarter and full year was $877 million and $5,634 million respectively, compared with $1,218 million and $7,545 million for the same periods in 2015.

Replacement cost profit before interest and tax for the fuels, lubricants and petrochemicals businesses is set out on page 9.

Fuels business

The fuels business reported an underlying replacement cost profit before interest and tax of $417 million for the fourth quarter and $3,727 million for the full year, compared with $888 million and $5,995 million for the same periods in 2015. The results for the quarter and full year reflect a significantly weaker refining environment as well as the impact from a particularly large turnaround at the Whiting refinery. These adverse impacts were partly offset by an increased fuels marketing performance driven by retail growth, higher refining margin capture in our operations and lower costs from simplification and efficiency programmes.

The result for the fourth quarter was also impacted by a weak supply and trading performance.

On 28 December, BP announced that it will be establishing a strategic partnership with Woolworths in Australia. The agreement includes BP acquiring Woolworths’ fuel and convenience sites for a total consideration of $1.3 billion and entering into a strategic convenience partnership with them. The transaction is subject to regulatory approvals.

On 31 December, the previously-announced dissolution of our German refining joint operation with Rosneft was completed, which will simplify and refocus our refining business in the heart of Europe.

Lubricants business

The lubricants business reported an underlying replacement cost profit before interest and tax of $357 million for the fourth quarter and $1,523 million for the full year, compared with $294 million and $1,384 million for the same periods in 2015. The results for the quarter and full year reflect continued strong performance in our growth markets and premium brands as well as lower costs from simplification and efficiency programmes. This result for the year represents a record performance for lubricants.

Petrochemicals business

The petrochemicals business reported an underlying replacement cost profit before interest and tax of $103 million for the fourth quarter and $384 million for the full year, compared with $36 million and $166 million for the same periods in 2015. The result for the full year reflects strong operations and margin capture supported by the continued rollout of our latest advanced technology. The results for the quarter and full year also benefited from a slightly improved environment, particularly in olefins and derivatives.

Outlook

Looking to the first quarter of 2017, we expect a similar level of refining margins and lower turnaround activity versus the fourth quarter.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 33.

Downstream

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
		Underlying RC profit before interest and tax - by region
477	(371)	US	853	2,599
741	1,248	Non-US	4,781	4,946

1,218	877		5,634	7,545

		Non-operating items
(196)	(122)	US	(48)	(86)
(352)	45	Non-US	24	(504)

(548)	(77)		(24)	(590)

		Fair value accounting effects
124	22	US	(321)	102
44	77	Non-US	(127)	54

168	99		(448)	156

		RC profit before interest and tax
405	(471)	US	484	2,615
433	1,370	Non-US	4,678	4,496

838	899		5,162	7,111

		Underlying RC profit before interest and tax - by business(a)(b)
888	417	Fuels	3,727	5,995
294	357	Lubricants	1,523	1,384
36	103	Petrochemicals	384	166

1,218	877		5,634	7,545

		Non-operating items and fair value accounting effects(c)
(220)	103	Fuels	(390)	(137)
(17)	(81)	Lubricants	(84)	(143)
(143)	—	Petrochemicals	2	(154)

(380)	22		(472)	(434)

		RC profit before interest and tax(a)(b)
668	520	Fuels	3,337	5,858
277	276	Lubricants	1,439	1,241
(107)	103	Petrochemicals	386	12

838	899		5,162	7,111

13.2	11.4	BP average refining marker margin (RMM)* ($/bbl)	11.8	17.0

		Refinery throughputs (mb/d)
700	604	US	646	657
776	806	Europe	803	794
238	234	Rest of World	236	254

1,714	1,644		1,685	1,705

95.5	94.9	Refining availability* (%)	95.3	94.7

		Marketing sales of refined products (mb/d)
1,267	1,146	US	1,134	1,158
1,188	1,166	Europe	1,179	1,199
476	540	Rest of World	512	478

2,931	2,852		2,825	2,835
2,883	2,836	Trading/supply sales of refined products	2,775	2,770

5,814	5,688	Total sales volumes of refined products	5,600	5,605

		Petrochemicals production (kte)
938	546	US	2,564	3,666
727	930	Europe	3,729	3,527
2,002	2,071	Rest of World	7,934	7,567

3,667	3,547		14,227	14,760

(a)	Segment-level overhead expenses are included in the fuels business result.
(b)	BP’s share of income from petrochemicals at our Gelsenkirchen and Mülheim sites in Germany is reported in the fuels business.
(c)	For Downstream, fair value accounting effects arise solely in the fuels business.

Rosneft

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016(a)	$ million	2016(a)	2015
189	182	Profit before interest and tax(b)	643	1,314
46	(24)	Inventory holding (gains) losses*	(53)	(4)

235	158	RC profit before interest and tax	590	1,310
—	(23)	Net charge (credit) for non-operating items*	(23)	—

235	135	Underlying RC profit before interest and tax*	567	1,310

Financial results

Replacement cost profit before interest and tax for the fourth quarter and full year was $158 million and $590 million respectively, compared with $235 million and $1,310 million for the same periods in 2015.

After adjusting for non-operating items, the underlying replacement cost profit before interest and tax for the fourth quarter and full year was $135 million and $567 million respectively. There were no non-operating items in the fourth quarter and full year of 2015.

Compared with the same period in 2015, the result for the fourth quarter was primarily affected by increased government take, partially offset by favourable duty lag effects and higher oil prices. For the full year, the result was primarily affected by lower oil prices and increased government take, partially offset by favourable duty lag effects.

In June 2016 Rosneft’s annual general meeting adopted a resolution to pay a dividend of 11.75 Russian roubles per ordinary share in relation to the 2015 annual results. BP received a dividend of $332 million, after the deduction of withholding tax, in July 2016.

Key events

On 7 December an agreement was signed to sell 19.5% from Rosneftegaz’s 69.5% shareholding in Rosneft to a consortium of international investors, comprising Qatar Investment Authority and Glencore. Following completion of the transaction in December, at the year-end Rosneftegaz’s shareholding in Rosneft was 50% plus one share. Rosneftegaz is Rosneft’s largest shareholder and is wholly owned by the Russian government.

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016(a)		2016(a)	2015
		Production (net of royalties) (BP share)
811	919	Liquids* (mb/d)	840	813
1,261	1,347	Natural gas (mmcf/d)	1,279	1,195
1,028	1,152	Total hydrocarbons* (mboe/d)	1,060	1,019

(a)	The operational and financial information of the Rosneft segment for the fourth quarter and full year is based on preliminary operational and financial results of Rosneft for the full year ended 31 December 2016. Actual results may differ from these amounts.
(b)	The Rosneft segment result includes equity-accounted earnings arising from BP’s 19.75% shareholding in Rosneft as adjusted for the accounting required under IFRS relating to BP’s purchase of its interest in Rosneft and the amortization of the deferred gain relating to the disposal of BP’s interest in TNK-BP. These adjustments have increased the reported profit before interest and tax for the fourth quarter and full year of 2016, as shown in the table above, compared with the equivalent amount in Russian roubles that we expect Rosneft to report in its own financial statements under IFRS. BP’s share of Rosneft’s profit before interest and tax for each year-to-date period is calculated by translating the amounts reported in Russian roubles into US dollars using the average exchange rate for the year to date. BP’s share of Rosneft’s earnings after finance costs, taxation and non-controlling interests, as adjusted, is included in the BP group income statement within profit before interest and taxation.

Other businesses and corporate

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
		Profit (loss) before interest and tax
(328)	(674)	Gulf of Mexico oil spill	(6,640)	(11,709)
(627)	(443)	Other	(1,517)	(1,768)

(955)	(1,117)	Profit (loss) before interest and tax	(8,157)	(13,477)
—	—	Inventory holding (gains) losses*	—	—

(955)	(1,117)	RC profit (loss) before interest and tax	(8,157)	(13,477)
		Net charge (credit) for non-operating items*
328	674	Gulf of Mexico oil spill	6,640	11,709
328	19	Other	279	547

656	693	Net charge (credit) for non-operating items	6,919	12,256

(299)	(424)	Underlying RC profit (loss) before interest and tax*	(1,238)	(1,221)

		Underlying RC profit (loss) before interest and tax
(107)	50	US	(276)	(439)
(192)	(474)	Non-US	(962)	(782)

(299)	(424)		(1,238)	(1,221)

		Non-operating items
(624)	(672)	US	(6,824)	(12,143)
(32)	(21)	Non-US	(95)	(113)

(656)	(693)		(6,919)	(12,256)

		RC profit (loss) before interest and tax
(731)	(622)	US	(7,100)	(12,582)
(224)	(495)	Non-US	(1,057)	(895)

(955)	(1,117)		(8,157)	(13,477)

Other businesses and corporate comprises biofuels and wind businesses, shipping, treasury (which includes interest income on the group’s cash and cash equivalents), corporate activities including centralized functions, and the costs of the Gulf of Mexico oil spill.

Financial results

The replacement cost loss before interest and tax for the fourth quarter and full year was $1,117 million and $8,157 million respectively, compared with $955 million and $13,477 million for the same periods in 2015.

The fourth-quarter result included a net non-operating charge of $693 million, compared with a net non-operating charge of $656 million in 2015. The charge for the quarter primarily relates to the Gulf of Mexico oil spill and reflects the latest estimate for claims and associated costs and other items. For the full year, the net non-operating charge was $6,919 million, compared with a net non-operating charge of $12,256 million a year ago, both primarily relating to costs for the Gulf of Mexico oil spill. For further information see Note 2 on page 18.

After adjusting for non-operating items, the underlying replacement cost loss before interest and tax for the fourth quarter and full year was $424 million and $1,238 million respectively, compared with $299 million and $1,221 million for the same periods in 2015. The result for the quarter was impacted by adverse foreign exchange effects.

Biofuels

The net ethanol-equivalent production (which includes ethanol and sugar) for the fourth quarter and full year was 98 million litres and 733 million litres, compared with 189 million litres and 795 million litres for the same periods in 2015.

Wind

Net wind generation capacity*(a) was 1,474MW at 31 December 2016 compared with 1,588MW at 31 December 2015. BP’s net share of wind generation for the fourth quarter and full year was 1,154GWh and 4,389GWh respectively, compared with 1,253GWh and 4,424GWh for the same periods in 2015.

Outlook

In 2017, Other businesses and corporate average quarterly charges, excluding non-operating items, are expected to be around $350 million although this will fluctuate from quarter to quarter.

(a)	Capacity figures include 22.5MW in the Netherlands managed by our Downstream segment at 31 December 2016, and 32MW at 31 December 2015.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 33.

Financial statements

Group income statement

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
49,172	51,007	Sales and other operating revenues (Note 5)	183,008	222,894
(615)	489	Earnings from joint ventures – after interest and tax	966	(28)
303	263	Earnings from associates – after interest and tax	994	1,839
145	114	Interest and other income	506	611
228	248	Gains on sale of businesses and fixed assets	1,132	666

49,233	52,121	Total revenues and other income	186,606	225,982
36,893	37,883	Purchases	132,219	164,790
6,448	6,595	Production and manufacturing expenses(a)	29,077	37,040
263	199	Production and similar taxes (Note 6)	683	1,036
3,881	3,642	Depreciation, depletion and amortization	14,505	15,219
1,386	(305)	Impairment and losses on sale of businesses and fixed assets	(1,664)	1,909
923	314	Exploration expense	1,721	2,353
3,082	2,692	Distribution and administration expenses	10,495	11,553

(3,643)	1,101	Profit (loss) before interest and taxation	(430)	(7,918)
379	434	Finance costs(a)	1,675	1,347
78	50	Net finance expense relating to pensions and other post-retirement benefits	190	306

(4,100)	617	Profit (loss) before taxation	(2,295)	(9,571)
(776)	74	Taxation(a)	(2,467)	(3,171)

(3,324)	543	Profit (loss) for the period	172	(6,400)

		Attributable to
(3,307)	497	BP shareholders	115	(6,482)
(17)	46	Non-controlling interests	57	82

(3,324)	543		172	(6,400)

		Earnings per share (Note 7)
		Profit (loss) for the period attributable to BP shareholders
		Per ordinary share (cents)
(18.01)	2.62	Basic	0.61	(35.39)
(18.01)	2.60	Diluted	0.60	(35.39)
		Per ADS (dollars)
(1.08)	0.16	Basic	0.04	(2.12)
(1.08)	0.16	Diluted	0.04	(2.12)

(a)	See Note 2 for information on the impact of the Gulf of Mexico oil spill on these income statement line items.

Financial statements (continued)

Group statement of comprehensive income

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
(3,324)	543	Profit (loss) for the period	172	(6,400)

		Other comprehensive income
		Items that may be reclassified subsequently to profit or loss
(958)	(777)	Currency translation differences	254	(4,119)
—	24	Exchange gains (losses) on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets	30	23
—	—	Available-for-sale investments	1	1
(24)	(204)	Cash flow hedges marked to market	(639)	(178)
29	86	Cash flow hedges reclassified to the income statement	196	249
6	32	Cash flow hedges reclassified to the balance sheet	81	22
(233)	172	Share of items relating to equity-accounted entities, net of tax	833	(814)
(43)	97	Income tax relating to items that may be reclassified	13	257

(1,223)	(570)		769	(4,559)

2,570	3,484	Items that will not be reclassified to profit or loss Remeasurements of the net pension and other post-retirement benefit liability or asset	(2,496)	4,139
—	—	Share of items relating to equity-accounted entities, net of tax	—	(1)
(881)	(765)	Income tax relating to items that will not be reclassified	739	(1,397)

1,689	2,719		(1,757)	2,741

466	2,149	Other comprehensive income	(988)	(1,818)

(2,858)	2,692	Total comprehensive income	(816)	(8,218)

		Attributable to
(2,836)	2,667	BP shareholders	(846)	(8,259)
(22)	25	Non-controlling interests	30	41

(2,858)	2,692		(816)	(8,218)

Financial statements (continued)

Group statement of changes in equity

	BP
	shareholders’	Non-controlling	Total
$ million	equity	interests	equity
At 1 January 2016	97,216	1,171	98,387

Total comprehensive income	(846)	30	(816)
Dividends	(4,611)	(107)	(4,718)
Share-based payments, net of tax(a)	2,991	—	2,991
Share of equity-accounted entities’ change in equity, net of tax	106	—	106
Transactions involving non-controlling interests	430	463	893

At 31 December 2016	95,286	1,557	96,843

	BP
	shareholders’	Non-controlling	Total
$ million	equity	interests	equity

At 1 January 2015	111,441	1,201	112,642

Total comprehensive income	(8,259)	41	(8,218)
Dividends	(6,659)	(91)	(6,750)
Share-based payments, net of tax	656	—	656
Share of equity-accounted entities’ change in equity, net of tax	40	—	40
Transactions involving non-controlling interests	(3)	20	17

At 31 December 2015	97,216	1,171	98,387

(a)	Includes amounts relating to the issue of new ordinary shares in relation to the renewal of a 10% interest in the Abu Dhabi onshore oil concession.

Financial statements (continued)

Group balance sheet

	31 December	31 December
$ million	2016	2015
Non-current assets
Property, plant and equipment	129,757	129,758
Goodwill	11,194	11,627
Intangible assets	18,183	18,660
Investments in joint ventures	8,609	8,412
Investments in associates	14,092	9,422
Other investments	1,033	1,002

Fixed assets	182,868	178,881
Loans	532	529
Trade and other receivables	1,474	2,216
Derivative financial instruments	4,359	4,409
Prepayments	945	1,003
Deferred tax assets	4,741	1,545
Defined benefit pension plan surpluses	584	2,647

	195,503	191,230

Current assets
Loans	259	272
Inventories	17,655	14,142
Trade and other receivables	20,675	22,323
Derivative financial instruments	3,016	4,242
Prepayments	1,486	1,838
Current tax receivable	1,194	599
Other investments	44	219
Cash and cash equivalents	23,484	26,389

	67,813	70,024
Assets classified as held for sale	—	578

	67,813	70,602

Total assets	263,316	261,832

Current liabilities
Trade and other payables	37,915	31,949
Derivative financial instruments	2,991	3,239
Accruals	5,136	6,261
Finance debt	6,634	6,944
Current tax payable	1,666	1,080
Provisions	4,012	5,154

	58,354	54,627
Liabilities directly associated with assets classified as held for sale	—	97

	58,354	54,724

Non-current liabilities
Other payables	13,946	2,910
Derivative financial instruments	5,513	4,283
Accruals	469	890
Finance debt	51,666	46,224
Deferred tax liabilities	7,238	9,599
Provisions	20,412	35,960
Defined benefit pension plan and other post-retirement benefit plan deficits	8,875	8,855

	108,119	108,721

Total liabilities	166,473	163,445

Net assets	96,843	98,387

Equity
BP shareholders’ equity	95,286	97,216
Non-controlling interests	1,557	1,171

Total equity	96,843	98,387

Financial statements (continued)

Condensed group cash flow statement

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
		Operating activities
(4,100)	617	Profit (loss) before taxation	(2,295)	(9,571)
		Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
4,578	3,808	Depreciation, depletion and amortization and exploration expenditure written off	15,779	17,048
1,158	(553)	Impairment and (gain) loss on sale of businesses and fixed assets	(2,796)	1,243
1,028	(605)	Earnings from equity-accounted entities, less dividends received	(855)	(197)
164	310	Net charge for interest and other finance expense less net interest paid	795	502
167	150	Share-based payments	779	321
(464)	(347)	Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(467)	(592)
591	(629)	Net charge for provisions, less payments	4,487	11,792
2,978	393	Movements in inventories and other current and non-current assets and liabilities	(3,198)	843
(294)	(716)	Income taxes paid	(1,538)	(2,256)

5,806	2,428	Net cash provided by operating activities	10,691	19,133

		Investing activities
(5,126)	(4,658)	Capital expenditure	(16,701)	(18,648)
(10)	(1)	Acquisitions, net of cash acquired	(1)	23
(87)	(37)	Investment in joint ventures	(50)	(265)
(888)	(226)	Investment in associates	(700)	(1,312)
17	391	Proceeds from disposal of fixed assets	1,372	1,066
215	78	Proceeds from disposal of businesses, net of cash disposed	1,259	1,726
1	7	Proceeds from loan repayments	68	110

(5,878)	(4,446)	Net cash used in investing activities	(14,753)	(17,300)

		Financing activities
185	3,069	Proceeds from long-term financing	12,442	8,173
(3,559)	(1,733)	Repayments of long-term financing	(6,685)	(6,426)
(124)	375	Net increase (decrease) in short-term debt	51	473
(5)	126	Net increase (decrease) in non-controlling interests	887	(5)
(1,541)	(1,182)	Dividends paid – BP shareholders	(4,611)	(6,659)
(20)	(24)	– non-controlling interests	(107)	(91)

(5,064)	631	Net cash provided by (used in) financing activities	1,977	(4,535)

(177)	(649)	Currency translation differences relating to cash and cash equivalents	(820)	(672)

(5,313)	(2,036)	Increase (decrease) in cash and cash equivalents	(2,905)	(3,374)

31,702	25,520	Cash and cash equivalents at beginning of period	26,389	29,763
26,389	23,484	Cash and cash equivalents at end of period	23,484	26,389

Financial statements (continued)

Notes

1.	Basis of preparation

The results for the interim periods and for the year ended 31 December 2016 are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2015 included in BP Annual Report and Form 20-F 2015.

BP prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2016, which do not differ significantly from those used in BP Annual Report and Form 20-F 2015.

In BP Annual Report and Form 20-F 2015 we disclosed a significant estimate or judgement relating to provisions arising from the Gulf of Mexico oil spill in 2010. At that time, no reliable estimate could be made of any business economic loss (BEL) claims under the Plaintiffs’ Steering Committee (PSC) settlement that were not yet processed or processed but not yet paid, except where an eligibility notice had been issued and was not subject to appeal by BP within the Deepwater Horizon Court Supervised Settlement Program claims facility (DHCSSP). A reliable estimate could also not be made in relation to securities-related litigation and other litigation, including economic loss and property damage claims from parties excluded from and/or who opted out of the PSC settlement. No amounts were provided for these items and they were disclosed as contingent liabilities.

As a result of developments during the second quarter of 2016 sufficient information existed in order to make a reliable estimate of the amounts that BP will pay relating to all outstanding BEL claims under the DHCSSP, securities class actions and economic loss and property damage claims from parties who were excluded from and/or opted out of the PSC settlement. Liabilities for these items were therefore recognized in the financial statements in the second quarter of 2016. See Note 2 for further information.

In BP Annual Report and Form 20-F 2015 – Financial statements – Note 1 we disclosed a significant estimate or judgement relating to the recoverability of asset values, including oil and natural gas price assumptions used to estimate future cash flows and the discount rates applied to determine the recoverable amounts of assets when performing impairment tests. During the third quarter of 2016, the price assumptions and discount rates used in impairment tests were revised.

From the third quarter onwards, the long-term price assumptions used to determine recoverable amount based on fair value less costs of disposal from 2022 onwards were derived from $75 per barrel for Brent and $4/mmBtu for Henry Hub (both in 2015 prices) inflated for the remaining life of the asset. To determine the recoverable amount based on value in use, the price assumptions were inflated to 2022 but from 2022 onwards were not inflated.

For both value-in-use and fair value less costs of disposal impairment tests performed from the third quarter onwards, the price assumptions used have been set such that there is a gradual transition over a five-year period from current market prices to the long-term price assumptions for 2022, as noted above.

The post-tax discount rate applied to Upstream asset cash flows used to calculate fair value less costs of disposal from the third quarter onwards was 6%. For value-in-use calculations from the third quarter onwards the pre-tax discount rate applied was 9%. For both calculations a premium of 2% continues to be added for assets located in higher-risk countries.

See Note 3 for further information on impairment charges and reversals.

Financial statements (continued)

Notes

2.	Gulf of Mexico oil spill

(a) Overview

The information presented in this note should be read in conjunction with BP Annual Report and Form 20-F 2015 - Financial statements - Note 2 and Legal proceedings on page 237.

During the second quarter, significant progress was made in resolving outstanding claims arising from the 2010 Deepwater Horizon accident and oil spill and a reliable estimate was determined for all remaining material liabilities arising from the incident.

The group income statement includes a pre-tax charge of $799 million for the fourth quarter and $7,134 million for the full year in relation to the Gulf of Mexico oil spill. The cumulative pre-tax income statement charge since the incident, in April 2010, amounts to $62,585 million. The charge for the fourth quarter reflects the latest estimate for claims and associated costs, finance costs relating to unwinding of discounting effects and other items. The charge for the full year is primarily attributable to the recognition of additional provisions for claims, as well as the cost of the securities claims settlement with the certified class of post-explosion ADS purchasers which was agreed in June 2016 and functional costs.

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill for the periods presented. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

Fourth quarter 2015	Fourth quarter 2016	$ million	Year 2016	Year 2015
		Income statement
328	674	Production and manufacturing expenses	6,640	11,709

(328)	(674)	Profit (loss) before interest and taxation	(6,640)	(11,709)
115	125	Finance costs	494	247

(443)	(799)	Profit (loss) before taxation	(7,134)	(11,956)
(134)	268	Taxation	3,105	3,492

(577)	(531)	Profit (loss) for the period	(4,029)	(8,464)

$ million	31 December 2016	31 December 2015
Balance sheet
Current assets
Trade and other receivables	194	686
Current liabilities
Trade and other payables	(3,056)	(693)
Accruals	—	(40)
Provisions	(2,330)	(3,076)

Net current assets (liabilities)	(5,192)	(3,123)

Non-current assets
Deferred tax assets	2,973	—
Non-current liabilities
Other payables	(13,522)	(2,057)
Accruals	—	(186)
Provisions	(112)	(13,431)
Deferred tax liabilities	5,119	5,200

Net non-current assets (liabilities)	(5,542)	(10,474)

Net assets (liabilities)	(10,734)	(13,597)

Financial statements (continued)

Notes

2.	Gulf of Mexico oil spill (continued)

Fourth quarter 2015	Fourth quarter 2016	$ million	Year 2016	Year 2015
		Cash flow statement - Operating activities
(443)	(799)	Profit (loss) before taxation	(7,134)	(11,956)
		Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
115	125	Net charge for interest and other finance expense, less net interest paid	494	247
227	(376)	Net charge for provisions, less payments	4,353	11,296
(36)	(993)	Movements in inventories and other current and non-current assets and liabilities	(4,818)	(732)

(137)	(2,043)	Pre-tax cash flows	(7,105)	(1,145)

Net cash from operating activities relating to the Gulf of Mexico oil spill, on a post-tax basis, amounted to an outflow of $2,043 million and an outflow of $6,892 million in the fourth quarter and full year of 2016 respectively. For the same periods in 2015, the amounts were an outflow of $137 million and an outflow of $1,130 million respectively.

Trust fund

During the first half of 2016, the remaining cash in the Deepwater Horizon Oil Spill Trust (the Trust) was exhausted and BP commenced paying claims and other costs previously funded from the Trust. For certain costs, these payments are made by BP into a qualified settlement fund, the fund then distributes the amounts to claimants; $976 million was paid into a qualified settlement fund during the fourth quarter ($3,210 million during the full year).

(b) Provisions and contingent liabilities

Provisions

BP had recorded provisions relating to the Gulf of Mexico oil spill in relation to environmental expenditure, litigation and claims, and Clean Water Act penalties. Movements in the fourth quarter, all of which relate to litigation and claims provisions, are presented in the table below.

$ million	Total
At 1 October 2016	5,132
Net increase in provision	675
Reclassified to other payables	(1,202)
Utilization – paid by BP	(1,051)
– paid by settlement fund	(1,112)

At 31 December 2016	2,442

Of which – current	2,330
– non-current	112

Movements in each class of provision during the full year are presented in the table below.

	Environmental	Litigation and claims	Clean Water Act penalties	Total
$ million
At 1 January 2016	5,919	6,459	4,129	16,507
Net increase in provision	—	6,440	—	6,440
Unwinding of discount	52	25	38	115
Reclassified to other payables	(5,970)	(4,943)	(4,167)	(15,080)
Utilization – paid by BP	(1)	(2,086)	—	(2,087)
– paid by settlement fund or Trust	—	(3,453)	—	(3,453)

At 31 December 2016	—	2,442	—	2,442

Financial statements (continued)

Notes

2.	Gulf of Mexico oil spill (continued)

Environmental

The environmental provisions relating to natural resource damage costs and the early restoration framework agreement were reclassified to Other payables during the first quarter following approval by the Court in April 2016 of the Consent Decree between the United States, the Gulf states and BP. Remaining amounts related to early restoration were paid during the second quarter.

Litigation and claims

The litigation and claims provision includes amounts for the future cost of resolving claims by individuals and businesses for damage to real or personal property, lost profits or impairment of earning capacity and loss of subsistence use of natural resources. Claims administration costs and legal costs have also been provided for.

At 31 December 2015, the litigation and claims provision included amounts provided under the state claims settlement agreement with the Gulf states in relation to state claims that had not yet been paid. These amounts were reclassified to Other payables during the first quarter and are payable over 18 years.

Litigation and claims – PSC settlement

The provision for the cost associated with the 2012 PSC settlement has been determined based upon an expected value of the remaining claims, including business economic loss claims. During the fourth quarter, significant progress was made in resolving business economic loss claims. Claims were determined by the DHCSSP in accordance with the PSC settlement agreement and in addition, certain claims were settled by BP. The provision has been increased in the fourth quarter to reflect the estimate of the cost of the remaining claims which are expected to be determined by the DHCSSP or resolved by BP, and associated costs. Amounts to resolve remaining claims are expected to be substantially paid in 2017. However, the amounts ultimately payable may differ from the amount provided and the timing of payment is uncertain.

Litigation and claims – Other claims

An estimate of the cost of the remaining economic loss and property damage claims from individuals and businesses that either opted out of the PSC settlement and/or were excluded from that settlement, is recognized in provisions.

Clean Water Act penalties

The provision previously recognized for penalties under Section 311 of the Clean Water Act, as determined by the civil settlement with the United States, was reclassified to Other payables during the first quarter following approval by the Court of the Consent Decree. The amount is payable in instalments over 15 years, commencing April 2017. The unpaid balance of this penalty accrues interest at a fixed rate.

Further information on provisions is provided in BP Annual Report and Form 20-F 2015 – Financial statements –Note 2.

Contingent liabilities

Any further outstanding Deepwater Horizon related claims are not expected to have a material impact on the group’s financial performance.

3.	Impairment of fixed assets

Included within the line item in the income statement for Impairment and losses on sale of businesses and fixed assets is a net impairment reversal for the fourth quarter of $375 million. The net impairment reversal for the full year is $1,925 million.

The net impairment reversal in Upstream in the fourth quarter is $442 million, comprising impairment charges of $339 million offset by impairment reversals of $781 million. The impairment reversals include $234 million relating to assets in India, with the recoverable amount calculated on a fair value basis. In addition $319 million of exploration costs were written back relating to India.

The net impairment reversal in Upstream for the full year is $2,003 million, comprising impairment reversals of $3,025 million offset by impairment charges of $1,022 million. The impairment reversals related principally to assets in Angola and the North Sea, for which the recoverable amounts were calculated on a value-in-use basis.

See Note 1 for further information on changes in the discount rate and future price assumptions which have been applied since the third quarter.

Financial statements (continued)

Notes

4.	Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

Fourth quarter 2015	Fourth quarter 2016	$ million	Year 2016	Year 2015
(2,280)	692	Upstream	574	(937)
838	899	Downstream	5,162	7,111
235	158	Rosneft	590	1,310
(955)	(1,117)	Other businesses and corporate(a)	(8,157)	(13,477)

(2,162)	632		(1,831)	(5,993)
65	(132)	Consolidation adjustment - UPII*	(196)	(36)

(2,097)	500	RC profit (loss) before interest and tax*	(2,027)	(6,029)
		Inventory holding gains (losses)*
(18)	19	Upstream	60	(30)
(1,482)	558	Downstream	1,484	(1,863)
(46)	24	Rosneft (net of tax)	53	4

(3,643)	1,101	Profit (loss) before interest and tax	(430)	(7,918)
379	434	Finance costs	1,675	1,347
78	50	Net finance expense relating to pensions and other post-retirement benefits	190	306

(4,100)	617	Profit (loss) before taxation	(2,295)	(9,571)

		RC profit (loss) before interest and tax
(1,429)	(1,646)	US	(8,311)	(12,243)
(668)	2,146	Non-US	6,284	6,214

(2,097)	500		(2,027)	(6,029)

(a)	Includes costs related to the Gulf of Mexico oil spill. See Note 2 for further information.

5.	Sales and other operating revenues

Fourth quarter 2015	Fourth quarter 2016	$ million	Year 2016	Year 2015
		By segment
10,212	9,129	Upstream	33,188	43,235
43,463	46,834	Downstream	167,683	200,569
556	424	Other businesses and corporate	1,667	2,048

54,231	56,387		202,538	245,852

		Less: sales and other operating revenues between segments
4,987	4,695	Upstream	17,581	21,949
(133)	523	Downstream	1,291	68
205	162	Other businesses and corporate	658	941

5,059	5,380		19,530	22,958

		Third party sales and other operating revenues
5,225	4,434	Upstream	15,607	21,286
43,596	46,311	Downstream	166,392	200,501
351	262	Other businesses and corporate	1,009	1,107

49,172	51,007	Total sales and other operating revenues	183,008	222,894

		By geographical area
16,936	18,642	US	68,772	78,281
34,773	37,381	Non-US	128,771	158,519

51,709	56,023		197,543	236,800
2,537	5,016	Less: sales and other operating revenues between areas	14,535	13,906

49,172	51,007		183,008	222,894

Financial statements (continued)

Notes

6.	Production and similar taxes

Fourth quarter 2015	Fourth quarter 2016	$ million	Year 2016	Year 2015
118	38	US	155	215
145	161	Non-US	528	821

263	199		683	1,036

7.	Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

Fourth quarter 2015	Fourth quarter 2016	$ million	Year 2016	Year 2015
		Results for the period
(3,307)	497	Profit (loss) for the period attributable to BP shareholders	115	(6,482)
1	—	Less: preference dividend	1	2

(3,308)	497	Profit (loss) attributable to BP ordinary shareholders	114	(6,484)

		Number of shares (thousand)(a)(b)
18,369,064	18,995,725	Basic weighted average number of shares outstanding	18,744,800	18,323,646
3,061,510	3,165,954	ADS equivalent	3,124,133	3,053,941

18,369,064	19,107,599	Weighted average number of shares outstanding used to calculate diluted earnings per share	18,855,319	18,323,646
3,061,510	3,184,599	ADS equivalent	3,142,553	3,053,941

18,412,392	19,438,990	Shares in issue at period-end	19,438,990	18,412,392
3,068,732	3,239,831	ADS equivalent	3,239,831	3,068,732

(a)	Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)	If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share.

8.	Dividends

Dividends payable

BP today announced an interim dividend of 10.00 cents per ordinary share which is expected to be paid on 31 March 2017 to shareholders and American Depositary Share (ADS) holders on the register on 17 February 2017. The corresponding amount in sterling is due to be announced on 20 March 2017, calculated based on the average of the market exchange rates for the four dealing days commencing on 14 March 2017. Holders of ADSs are expected to receive $0.600 per ADS (less applicable fees). A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the fourth quarter dividend and timetable are available at bp.com/dividends and details of the scrip dividend programme are available at bp.com/scrip.

Financial statements (continued)

Notes

8.	Dividends (continued)

Fourth quarter 2015	Fourth quarter 2016		Year 2016	Year 2015
		Dividends paid per ordinary share
10.000	10.000	cents	40.000	40.000
6.634	7.931	pence	29.418	26.383
60.00	60.00	Dividends paid per ADS (cents)	240.00	240.00

		Scrip dividends
49.7	129.2	Number of shares issued (millions)	548.0	102.8
289	710	Value of shares issued ($ million)	2,858	642

9.	Net debt*

Net debt ratio*

Fourth quarter 2015	Fourth quarter 2016	$ million	Year 2016	Year 2015
53,168	58,300	Gross debt	58,300	53,168
379	697	Fair value (asset) liability of hedges related to finance debt(a)	697	379

53,547	58,997		58,997	53,547
26,389	23,484	Less: cash and cash equivalents	23,484	26,389

27,158	35,513	Net debt	35,513	27,158

98,387	96,843	Equity	96,843	98,387
21.6%	26.8%	Net debt ratio	26.8%	21.6%

Analysis of changes in net debt

Fourth quarter 2015	Fourth quarter 2016	$ million	Year 2016	Year 2015
		Opening balance
57,405	58,997	Finance debt	53,168	52,854
(57)	(1,113)	Fair value (asset) liability of hedges related to finance debt(a)	379	(445)
31,702	25,520	Less: cash and cash equivalents	26,389	29,763

25,646	32,364	Opening net debt	27,158	22,646

		Closing balance
53,168	58,300	Finance debt	58,300	53,168
379	697	Fair value (asset) liability of hedges related to finance debt(a)	697	379
26,389	23,484	Less: cash and cash equivalents	23,484	26,389

27,158	35,513	Closing net debt	35,513	27,158

(1,512)	(3,149)	Decrease (increase) in net debt	(8,355)	(4,512)

(5,136)	(1,387)	Movement in cash and cash equivalents (excluding exchange adjustments)	(2,085)	(2,702)
3,498	(1,711)	Net cash outflow (inflow) from financing (excluding share capital and dividends)	(5,808)	(2,220)
(33)	(146)	Other movements	278	17

(1,671)	(3,244)	Movement in net debt before exchange effects	(7,615)	(4,905)
159	95	Exchange adjustments	(740)	393

(1,512)	(3,149)	Decrease (increase) in net debt	(8,355)	(4,512)

(a)	Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $1,962 million (fourth quarter 2015 liability of $1,617 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.

Financial statements (continued)

Notes

10.	Inventory valuation

A provision of $501 million was held at 31 December 2016 ($1,295 million at 31 December 2015) to write inventories down to their net realizable value. The net movement charged to the income statement during the fourth quarter 2016 was $13 million (fourth quarter 2015 was a charge of $583 million).

11.	Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 6 February 2017, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in BP Annual Report and Form 20-F 2016.

Additional information

Reconciliation of additions to non-current assets to capital expenditure on an accruals basis

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
6,376	7,503	Additions to non-current assets(a)	21,204	20,080
16	23	Additions to other investments	48	35
(7)	(4)	Element of business combinations not related to non-current assets	(4)	(31)
(246)	977	(Additions to) reductions in decommissioning asset	656	(553)
(23)	(926)	Asset exchanges(b)	(2,525)	(73)

6,116	7,573	Capital expenditure on an accruals basis	19,379	19,458

(a)	Includes additions to property, plant and equipment; goodwill; intangible assets; investments in joint ventures; and investments in associates.
(b)	Fourth quarter 2016 principally relates to the dissolution of the group’s German refining joint operation with Rosneft. Full year 2016 also relates to the contribution of BP’s Norwegian upstream business into Aker BP ASA in exchange for a 30% interest in Aker BP ASA.

Capital expenditure on an accruals basis*

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
		Capital expenditure on an accruals basis
5,531	6,955	Organic capital expenditure*(a)	18,440	18,747
585	618	Inorganic capital expenditure*	939	711

6,116	7,573		19,379	19,458

Fourth	Fourth
quarter	quarter		Year	Year
2015	2016	$ million	2016	2015
		Organic capital expenditure by segment
		Upstream
1,313	717	US	2,989	4,518
3,257	5,135	Non-US(a)	13,059	11,788

4,570	5,852		16,048	16,306

		Downstream
224	317	US	784	702
610	659	Non-US	1,357	1,399

834	976		2,141	2,101

		Other businesses and corporate
37	30	US	45	70
90	97	Non-US	206	270

127	127		251	340

5,531	6,955		18,440	18,747

		Organic capital expenditure by geographical area
1,574	1,064	US	3,818	5,290
3,957	5,891	Non-US	14,622	13,457

5,531	6,955		18,440	18,747

(a)	Fourth quarter and full year 2016 include amounts relating to the renewal of a 10% interest in the Abu Dhabi onshore oil concession for which new ordinary shares in BP were issued.

Additional information (continued)

Non-operating items*

Fourth quarter 2015	Fourth quarter 2016	$ million	Year 2016	Year 2015
		Upstream
(853)	479	Impairment and gain (loss) on sale of businesses and fixed assets(a)	2,391	(1,204)
—	—	Environmental and other provisions	(8)	(24)
(70)	(71)	Restructuring, integration and rationalization costs	(373)	(410)
18	(17)	Fair value gain (loss) on embedded derivatives	32	120
(734)	245	Other(b)	(289)	(717)

(1,639)	636		1,753	(2,235)

		Downstream
(185)	72	Impairment and gain (loss) on sale of businesses and fixed assets	405	131
(9)	2	Environmental and other provisions	(73)	(108)
(351)	(103)	Restructuring, integration and rationalization costs	(300)	(607)
—	—	Fair value gain (loss) on embedded derivatives	—	—
(3)	(48)	Other	(56)	(6)

(548)	(77)		(24)	(590)

		Rosneft
—	62	Impairment and gain (loss) on sale of businesses and fixed assets	62	—
—	—	Environmental and other provisions	—	—
—	—	Restructuring, integration and rationalization costs	—	—
—	—	Fair value gain (loss) on embedded derivatives	—	—
—	(39)	Other	(39)	—

—	23		23	—

		Other businesses and corporate
(120)	2	Impairment and gain (loss) on sale of businesses and fixed assets	—	(170)
(24)	—	Environmental and other provisions	(134)	(151)
(29)	(21)	Restructuring, integration and rationalization costs	(90)	(71)
—	—	Fair value gain (loss) on embedded derivatives	—	—
(328)	(674)	Gulf of Mexico oil spill(c)	(6,640)	(11,709)
(155)	—	Other	(55)	(155)

(656)	(693)		(6,919)	(12,256)

(2,843)	(111)	Total before interest and taxation	(5,167)	(15,081)
(115)	(125)	Finance costs(c)	(494)	(247)

(2,958)	(236)	Total before taxation	(5,661)	(15,328)
341	56	Taxation credit (charge)	2,833	4,056

(2,617)	(180)	Total after taxation for period	(2,828)	(11,272)

(a)	See Notes 1 and 3 for further information on impairment charges and reversals.
(b)	Fourth quarter and full year 2016 include the write-off of $147 million in relation to the value ascribed to licences in the deepwater Gulf of Mexico as part of the accounting for the acquisition of upstream assets from Devon Energy in 2011. Also included is a $319-million reversal relating to Block KG D6 in India. Full year 2016 includes the write-off of $334 million in relation to the value ascribed to the BM-C-34 licence in Brazil as part of the accounting for the acquisition of upstream assets from Devon Energy in 2011.
(c)	See Note 2 for further details regarding costs relating to the Gulf of Mexico oil spill.

Additional information (continued)

Non-GAAP information on fair value accounting effects

Fourth quarter 2015	Fourth quarter 2016	$ million	Year 2016	Year 2015
		Favourable (unfavourable) impact relative to management’s measure of performance
87	(344)	Upstream	(637)	105
168	99	Downstream	(448)	156

255	(245)		(1,085)	261
(67)	97	Taxation credit (charge)	329	(56)

188	(148)		(756)	205

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.

BP enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. In addition, derivative instruments are used to manage the price risk associated with certain future natural gas sales. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS requires that inventory held for trading is recorded at its fair value using period-end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period, the fair values of certain derivative instruments used to risk manage LNG and oil and gas prices are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Fourth quarter 2015	Fourth quarter 2016	$ million	Year 2016	Year 2015
		Upstream
(2,367)	1,036	Replacement cost profit (loss) before interest and tax adjusted for fair value accounting effects	1,211	(1,042)
87	(344)	Impact of fair value accounting effects	(637)	105

(2,280)	692	Replacement cost profit before interest and tax	574	(937)

		Downstream
670	800	Replacement cost profit before interest and tax adjusted for fair value accounting effects	5,610	6,955
168	99	Impact of fair value accounting effects	(448)	156

838	899	Replacement cost profit before interest and tax	5,162	7,111

		Total group
(3,898)	1,346	Profit (loss) before interest and tax adjusted for fair value accounting effects	655	(8,179)
255	(245)	Impact of fair value accounting effects	(1,085)	261

(3,643)	1,101	Profit (loss) before interest and tax	(430)	(7,918)

Additional information (continued)

Reconciliation of basic earnings per ordinary share to replacement cost (RC) profit (loss) per share and to underlying replacement cost profit (loss) per share

Fourth quarter 2015	Fourth quarter 2016	Per ordinary share (cents)	Year 2016	Year 2015
(18.01)	2.62	Profit (loss) for the period	0.61	(35.39)
8.42	(3.17)	Inventory holding (gains) losses*	(8.52)	10.31
(2.57)	0.93	Taxation charge (credit) on inventory holding gains and losses	2.58	(3.10)

(12.16)	0.38	Replacement cost profit (loss)*	(5.33)	(28.18)
14.71	2.54	Net (favourable) unfavourable impact of non-operating items* and fair value accounting effects*, before tax	35.99	82.23
(1.49)	(0.81)	Taxation charge (credit) on non-operating items and fair value accounting effects value accounting effects	(16.87)	(21.83)

1.06	2.11	Underlying replacement cost profit*	13.79	32.22

Reconciliation of effective tax rate (ETR) to ETR on RC profit or loss and adjusted ETR

Taxation (charge) credit

Fourth quarter 2015	Fourth quarter 2016	$ million	Year 2016	Year 2015
776	(74)	Taxation on profit or loss	2,467	3,171
472	(176)	Taxation on inventory holding gains and losses	(483)	569

304	102	Taxation on a RC profit or loss basis	2,950	2,602
274	153	Taxation on non-operating items and fair value accounting effects	3,162	4,000
—	—	Adjusted for the impact of the reduction in the rate of the UK North Sea supplementary charge	434	915

30	(51)	Adjusted taxation	(646)	(2,313)

Effective tax rate

Fourth quarter 2015	Fourth quarter 2016%		Year 2016	Year 2015
19	12	ETR on profit or loss	107	33
(7)	(650)	Adjusted for inventory holding gains or losses	(31)	1

12	(638)	ETR on RC profit or loss*	76	34
(32)	648	Adjusted for non-operating items and fair value accounting effects	(69)	(15)
—	—	Adjusted for the impact of the reduction in the rate of the UK North Sea supplementary charge	16	12

(20)	10	Adjusted ETR*	23	31

Additional information (continued)

Realizations and marker prices

Fourth quarter 2015	Fourth quarter 2016		Year 2016	Year 2015
		Average realizations(a)
		Liquids* ($/bbl)
37.42	41.93	US	36.25	44.94
40.49	45.66	Europe	40.53	49.71
39.62	45.27	Rest of World(b)	39.29	48.52
38.91	43.89	BP Average(b)	38.27	47.32

		Natural gas ($/mcf)
1.71	2.29	US	1.90	2.10
6.08	4.81	Europe	4.40	7.27
4.00	3.35	Rest of World	3.19	4.25
3.47	3.08	BP Average	2.84	3.80

		Total hydrocarbons* ($/boe)
26.70	30.32	US	25.76	31.80
39.03	40.48	Europe	36.31	47.64
31.09	30.98	Rest of World(b)	28.62	35.74
30.34	31.40	BP Average(b)	28.24	35.46

		Average oil marker prices ($/bbl)
43.76	49.33	Brent	43.73	52.39
42.07	49.23	West Texas Intermediate	43.34	48.71
29.11	35.44	Western Canadian Select	30.78	36.83
43.62	50.06	Alaska North Slope	43.67	52.44
38.79	46.23	Mars	40.14	48.19
41.42	47.73	Urals (NWE – cif)	41.68	50.97

		Average natural gas marker prices
2.27	2.98	Henry Hub gas price ($/mmBtu)(c)	2.46	2.67
36.64	45.76	UK Gas – National Balancing Point (p/therm)	34.63	42.61

(a)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)	Production volume recognition methodology for our Technical Service Contract arrangement in Iraq has been simplified to exclude the impact of oil price movements on lifting imbalances. The comparative data for prior periods has been restated. There is no impact on the financial results.
(c)	Henry Hub First of Month Index.

Exchange rates

Fourth quarter 2015	Fourth quarter 2016		Year 2016	Year 2015
1.52	1.24	$/£ average rate for the period	1.35	1.53
1.48	1.22	$/£ period-end rate	1.22	1.48
1.09	1.08	$/€ average rate for the period	1.11	1.11
1.09	1.05	$/€ period-end rate	1.05	1.09
65.88	63.12	Rouble/$ average rate for the period	67.06	61.25
73.17	60.63	Rouble/$ period-end rate	60.63	73.17

Glossary

Non-GAAP measures are provided for investors because they are closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions.

Adjusted effective tax rate (ETR) is a non-GAAP measure. The adjusted ETR is calculated by dividing taxation on an underlying RC basis excluding the impact of reductions in the rate of the UK North Sea supplementary charge (in the third quarter 2016 and the first quarter 2015) by underlying RC profit or loss before tax. Taxation on an underlying RC basis is taxation on a RC basis for the period adjusted for taxation on non-operating items and fair value accounting effects. Information on underlying RC profit or loss is provided below. BP believes it is helpful to disclose the adjusted ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period, and a reconciliation to GAAP information is provided on page 28.

Capital expenditure on an accruals basis is a non-GAAP measure. It comprises additions to property, plant and equipment, intangible assets and investments in joint ventures and associates, and reflects consideration payable in business combinations. It does not include additions arising from asset exchanges and certain other non-cash items. The nearest equivalent measure on an IFRS basis for the group is Additions to non-current assets. BP believes that Capital expenditure on an accruals basis provides useful information for investors as it is the measure used by management to plan and prioritize the group’s investment of its resources and allows investors to understand how the group balances funds between shareholder distributions and investment for the future. Further information and a reconciliation to GAAP information is provided on page 25.

Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.

Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-GAAP measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Information on RC profit or loss is provided below. BP believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period, and a reconciliation to GAAP information is provided on page 28.

Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss) relating to certain physical inventories, pipelines and storage capacity. Management uses a fair-value basis to value these items which, under IFRS, are accounted for on an accruals basis with the exception of trading inventories, which are valued using spot prices. The adjustments have the effect of aligning the valuation basis of the physical positions with that of any associated derivative instruments, which are required to be fair valued under IFRS, in order to provide a more representative view of the ultimate economic value. Further information is provided on page 27.

Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Inorganic capital expenditure is a subset of Capital expenditure on an accruals basis, and is a non-GAAP measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on an accruals basis. BP believes that this measure provides useful information as it allows investors to understand how BP’s management invests funds in projects which expand the group’s activities through acquisition. Further information and a reconciliation to GAAP information is provided on page 25.

Inventory holding gains and losses represent the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions. See Replacement cost (RC) profit or loss definition below.

Liquids – Liquids for Upstream and Rosneft comprises crude oil, condensate and natural gas liquids. For Upstream, liquids also includes bitumen.

Major projects have a BP net investment of at least $250 million, or are considered to be of strategic importance to BP or of a high degree of complexity.

Glossary (continued)

Net debt and net debt ratio are non-GAAP measures. Net debt is calculated as gross finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. The net debt ratio is defined as the ratio of net debt to the total of net debt plus shareholders’ equity. All components of equity are included in the denominator of the calculation. BP believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’.

Net wind generation capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership.

Non-operating items are charges and credits included in the financial statements that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers not to be part of underlying business operations and are disclosed in order to enable investors better to understand and evaluate the group’s reported financial performance. Non-operating items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. An analysis of non-operating items by region is shown on pages 7, 9 and 11, and by segment and type is shown on page 26.

Organic capital expenditure is a subset of Capital expenditure on an accruals basis, and is a non-GAAP measure. Organic capital expenditure comprises capital expenditure on an accruals basis less inorganic capital expenditure. BP believes that this measure provides useful information as it allows investors to understand how BP’s management invests funds in developing and maintaining the group’s assets. An analysis of organic capital expenditure by segment and region, and a reconciliation to GAAP information is provided on page 25.

Production-sharing agreement (PSA) is an arrangement through which an oil company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the BP share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties.

Refining availability represents Solomon Associates’ operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.

The Refining marker margin (RMM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Replacement cost (RC) profit or loss reflects the replacement cost of inventories sold in the period and is arrived at by excluding inventory holding gains and losses from profit or loss. RC profit or loss is the measure of profit or loss that is required to be disclosed for each operating segment under IFRS. RC profit or loss for the group is not a recognized GAAP measure. BP believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to BP shareholders.

RC profit or loss per share is a non-GAAP measure. Earnings per share is defined in Note 7. RC profit or loss per share is calculated using the same denominator. The numerator used is RC profit or loss attributable to BP shareholders rather than profit or loss attributable to BP shareholders. BP believes it is helpful to disclose the RC profit or loss per share because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to BP shareholders, and a reconciliation to GAAP information is provided on page 28.

Glossary (continued)

Reserves replacement ratio is the extent to which the year’s production has been replaced by proved reserves added to our reserve base. The ratio is expressed in oil-equivalent terms and includes changes resulting from discoveries, improved recovery and extensions and revisions to previous estimates, but excludes changes resulting from acquisitions and disposals.

Underlying production is production after adjusting for divestments and entitlement impacts in our production-sharing agreements. 2017 underlying production does not include the Abu Dhabi onshore concession renewal.

Underlying RC profit or loss is RC profit or loss after adjusting for non-operating items and fair value accounting effects. Underlying RC profit or loss and adjustments for fair value accounting effects are not recognized GAAP measures. See pages 26 and 27 for additional information on the non-operating items and fair value accounting effects that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the events and their financial impact. BP believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period, by adjusting for the effects of these non-operating items and fair value accounting effects. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to BP shareholders. The nearest equivalent measure on an IFRS basis for segments is RC profit or loss before interest and taxation.

Underlying RC profit or loss per share is a non-GAAP measure. Earnings per share is defined in Note 7. Underlying RC profit or loss per share is calculated using the same denominator. The numerator used is underlying RC profit or loss attributable to BP shareholders rather than profit or loss attributable to BP shareholders. BP believes it is helpful to disclose the underlying RC profit or loss per share because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to BP shareholders, and a reconciliation to GAAP information is provided on page 28.

Legal proceedings

For a full discussion of the group’s material legal proceedings, see pages 237-242 of BP Annual Report and Form 20-F 2015, pages 33 to 34 of BP p.l.c. Group results - Second quarter and half year 2016 and page 31 of BP p.l.c. Group results - Third quarter and nine months 2016.

Cautionary statement

In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’), BP is providing the following cautionary statement: The discussion in this results announcement contains certain forecasts, projections and forward-looking statements – that is, statements related to future, not past events – with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions. In particular, among other statements, expectations regarding the expected quarterly dividend payment and timing of such payment; expectations regarding 2017 organic capital expenditure, divestment proceeds, adjusted effective tax rate and depreciation, depletion and amortization charges; expectations regarding Upstream 2017 underlying production and first-quarter 2017 reported production, Downstream first-quarter 2017 refining margins and turnaround activity and Other businesses and corporate 2017 average quarterly charges; expectations with respect to the timing and amount of future payments relating to the Gulf of Mexico oil spill; and statements that claims arising under the 2012 PSC settlement are expected to be substantially paid in 2017; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft’s management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed under “Principal risks and uncertainties” in our Form 6-K for the period ended 30 June 2016 and under “Risk factors” in BP Annual Report and Form 20-F 2015 as filed with the US Securities and Exchange Commission.

Computation of ratio of earnings to fixed charges

$ million except ratio	Full year 2016
Earnings available for fixed charges:
Pre-tax loss from continuing operations before adjustment for income or loss from
joint ventures and associates	(4,255)
Fixed charges	2,704
Amortization of capitalized interest	186
Distributed income of joint ventures and associates	1,105
Interest capitalized	(244)
Preference dividend requirements, gross of tax(a)	—
Non-controlling interest of subsidiaries’ income not incurring fixed charges	(14)

Total earnings available for fixed charges	(518)

Fixed charges:
Interest expensed	977
Interest capitalized	244
Rental expense representative of interest	1,483
Preference dividend requirements, gross of tax(a)	—

Total fixed charges	2,704

Deficiency of earnings to fixed charges	(3,222)

(a)	Preference dividend requirements are determined by grossing up using the group’s effective tax rate, except in periods when the group’s effective tax rate exceeds 100%, in which case zero is disclosed.

Capitalization and indebtedness

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 December 2016 in accordance with IFRS:

31 December
$ million	2016
Share capital and reserves
Capital shares (1-2)	5,284
Paid-in surplus (3)	13,632
Merger reserve (3)	27,206
Treasury shares	(18,443)
Available-for-sale investments	3
Cash flow hedge reserve	(1,156)
Foreign currency translation reserve	(6,878)
Profit and loss account	75,638

BP shareholders’ equity	95,286

Finance debt (4-6)
Due within one year	6,634
Due after more than one year	51,666

Total finance debt	58,300

Total capitalization (7)	153,586

(1)	Issued share capital as of 31 December 2016 comprised 19,473,285,008 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,576,411,070 ordinary shares which have been bought back and are held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.
(2)	Capital shares represent the ordinary and preference shares of BP which have been issued and are fully paid.
(3)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.
(4)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 December 2016.
(5)	Obligations under finance leases are included within finance debt in the above table.
(6)	As of December 2016, the parent company, BP p.l.c., had outstanding guarantees totalling $58,297 million, of which $58,267 million related to guarantees in respect of liabilities of subsidiary undertakings, including $55,517 million relating to finance debt of subsidiaries. Thus 95% of the Group’s finance debt had been guaranteed by BP p.l.c.

At 31 December 2016, $133 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.

(7)	There has been no material change since 31 December 2016 in the consolidated capitalization and indebtedness of BP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 7 February 2017	/s/ J Bertelsen
J BERTELSEN Deputy Secretary